                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                  Form 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-3385



                       H. J. HEINZ COMPANY SAVER PLAN
                               (Title of Plan)



                             H. J. Heinz Company
          (Name of Issuer of securities held pursuant to the Plan)



                   600 Grant Street Pittsburgh, PA  15219
        (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Independent Auditors' Report dated June 28, 1994 of Coopers & Lybrand for the Plan financial statements

2.  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1993 and 1992

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1993 and 1992

4.  Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1993

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1993

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23.  The consent of Coopers and Lybrand dated June 28, 1994 is filed herein.

                                  SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                H. J. HEINZ COMPANY SAVER PLAN
                                                                (Name of Plan)


                                        EMPLOYEE BENEFITS ADMINISTRATION BOARD


                                        By: ......./s/ GEORGE C. GREER........
                                                 George C. Greer, Chairman


June 28, 1994

                        INDEPENDENT AUDITORS' REPORT



H. J. HEINZ COMPANY EMPLOYEE
  BENEFITS ADMINISTRATION BOARD:

   We have audited the statements of net assets available for plan benefits of
the   H. J. Heinz Company SAVER Plan as of December 31, 1993 and 1992 and the
related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                COOPERS & LYBRAND


Pittsburgh, Pennsylvania
June 28, 1994

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       as of December 31, 1993 and 1992


                                        H. J. Heinz Co. GIC Group    Magellan   Retirement Gov't.     Retirement      Equity-Income
                                          Stock Fund    Trust Fund     Fund       Money Market        Growth Fund         Fund
                                        --------------  ----------   --------   -----------------    --------------  --------------

December 31, 1993

Assets:

  Investments                              $3,959,977           $-   $1,247,481       $3,336,438            $508,567        $367,339

  Dividends receivable                         32,381            -            -                -                   -               -

  Contributions receivable:
    Employee                                   41,260            -       24,218           57,775              10,075           9,845
    Employer                                  106,885            -       29,525          154,051              14,490          18,302
                                          ------------ ------------  ----------  ------------------   --------------  --------------

      Total contributions receivable          148,145            -       53,743          211,826              24,565          28,147
                                          ------------ ------------  ----------  ------------------   --------------  --------------


  Receivable from Clorox plan (note 7)               -           -            -        1,156,020             260,686         299,303



                                          ------------ ------------  ----------  ------------------   --------------  --------------
      Total Assets                          4,140,503            -    1,301,224        4,704,284             793,818         694,789
                                          ------------ ------------  ----------  ------------------   --------------  --------------

                                          ------------ ------------  ----------  ------------------   --------------  --------------
Net Assets Available for Plan Benefits     $4,140,503           $-   $1,301,224       $4,704,284            $793,818        $694,789
                                          ============ ============  ==========  ==================   ==============  ==============

December 31, 1992

Assets:

  Investments                              $3,306,942     $222,195     $469,533       $1,186,752            $213,637        $121,284

                                          ------------ ------------  ----------  ------------------   --------------  --------------
      Total Assets                          3,306,942      222,195      469,533        1,186,752             213,637         121,284
                                          ------------ ------------  ----------  ------------------   --------------  --------------

                                          ------------ ------------  ----------  ------------------   --------------  --------------
Net Assets Available for Plan Benefits     $3,306,942     $222,195     $469,533       $1,186,752            $213,637        $121,284
                                          ============ ============  ==========  ==================   ==============  ==============

                                            Puritan      Intermediate     Overseas    Participants'
                                              Fund        Bond Fund         Fund         Loans            Total
                                          -----------    ------------    ---------    -----------    --------------
December 31, 1993

Assets:

  Investments                                $486,867       $278,013       $73,930      $211,071       $10,479,683

  Dividends receivable                              -              -             -             -            32,381

  Contributions receivable:
    Employee                                   10,740          7,545         1,710             -           163,168
    Employer                                   16,418         14,173         6,498             -           360,342
                                          -----------    ------------    ---------    -----------    --------------
      Total contributions receivable           27,158         21,718         8,208             -           523,510
                                          -----------    ------------    ---------    -----------    --------------

  Receivable from Clorox plan (note 7)              -        170,356        12,967             -         1,899,332

                                          -----------    ------------    ---------    -----------    --------------
      Total Assets                            514,025        470,087        95,105       221,071        12,934,906
                                          -----------    ------------    ---------    -----------    --------------

                                          -----------    ------------    ---------    -----------    --------------
Net Assets Available for Plan Benefits       $514,025       $470,087       $95,105      $221,071       $12,934,906
                                          ===========    ============    =========    ===========    ==============

December 31, 1992

Assets:

  Investments                                $150,085       $68,367             $-            $-        $5,738,795

                                          -----------    ------------    ---------    -----------    --------------
      Total Assets                            150,085        68,367              -             -         5,738,795
                                          -----------    ------------    ---------    -----------    --------------

                                          -----------    ------------    ---------    -----------    --------------
Net Assets Available for Plan Benefits       $150,085       $68,367             $-            $-        $5,738,795
                                          ===========    ============    =========    ===========    ==============





   The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    for the Year Ended December 31, 1993


                                                        H. J. Heinz Co.   GIC Group    Magellan    Retirement Gov't.  Retirement
                                                          Stock Fund     Trust Fund      Fund        Money Market     Growth Fund
                                                       ---------------- ------------  ----------  ------------------ -------------
Year Ended December 31, 1993

Additions:
  Investment income:
    Dividends                                                  $126,734           $-     $92,483                  $-       $47,847
    Interest                                                          -        6,590           -              55,284             -
                                                       ---------------- ------------  ----------  ------------------ -------------
      Total investment income                                   126,734        6,590      92,483              55,284        47,847
                                                       ---------------- ------------  ----------  ------------------ -------------

  Participant contributions                                     356,933            -     107,075             623,513        38,212

  Employer contributions, net of
    forfeitures applied                                       1,721,963            -     294,131           1,071,593       133,845

  Merger of Portion Pac, Inc. plan assets (note 7)              385,699            -     371,568             967,125        70,695
  Merger of Clorox plan assets (note 7)                               -            -           -           1,156,020       260,686

                                                       ---------------- ------------  ----------  ------------------ -------------
      Total additions                                         2,591,329        6,590     865,257           3,873,535       551,285
                                                       ---------------- ------------  ----------  ------------------ -------------
Deductions:
  Withdrawals                                                 1,037,681      230,601     162,344             272,997        23,188


  Transfers for repayments
    of participants' loans                                       (2,013)           -      (1,977)             (4,785)         (741)

  Interfund transfers                                           111,088       (1,816)    (83,563)             87,791       (30,230)
                                                       ---------------- ------------  ----------  ------------------ -------------
      Net transfers                                             109,075       (1,816)    (85,540)             83,006       (30,230)
                                                       ---------------- ------------  ----------  ------------------ -------------
  Net depreciation (appreciation)
    in fair value of investments                                611,012            -     (43,238)                  -       (21,113)

                                                       ---------------- ------------  ----------  ------------------ -------------
      Total deductions                                        1,757,768      228,785      33,566             356,003       (28,896)
                                                       ---------------- ------------  ----------  ------------------ -------------
Net increase (decrease) in net assets
  available for plan benefits for the year                      833,561     (222,195)    831,691           3,517,532       580,181

Net assets available for plan benefits at
  the beginning of the year                                   3,306,942      222,195     469,533           1,186,752       213,637

Net assets available for plan benefits at              ---------------- ------------  ----------  ------------------ -------------
  the end of the year                                        $4,140,503           $-  $1,301,224          $4,704,284      $793,818
                                                       ================ ============  ==========  ================== =============
                                                      Equity-Income      Puritan    Intermediate   Overseas  Participants'
                                                          Fund            Fund       Bond Fund       Fund       Loans       Total
                                                     ---------------- ------------  ------------  ----------  --------  -----------

Year Ended December 31, 1993

Additions:
  Investment income:
    Dividends                                                  $9,623      $48,941            $-      $1,103        $-     $326,731
    Interest                                                        -            -        11,907           -         -       73,781
                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total investment income                                   9,623       48,941        11,907       1,103         -      400,512
                                                     ---------------- ------------  ------------  ----------  --------  -----------

  Participant contributions                                    28,736       43,999        27,534       5,555         -    1,231,557

  Employer contributions, net of
    forfeitures applied                                       109,548      146,141        90,993      40,370         -    3,608,584

  Merger of Portion Pac, Inc. plan assets (note 7)            101,989      118,842       105,617      15,067   131,699    2,268,301
  Merger of Clorox plan assets (note 7)                       299,303            -       170,356      12,967   102,709    2,002,041


                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total additions                                         549,199      357,923       406,407      75,062   234,408   9,510,995
                                                     ---------------- ------------  ------------  ----------  --------  -----------
Deductions:
  Withdrawals                                                   9,476       30,159        23,509       1,282         -    1,791,237

  Transfers for repayments
    of participants' loans                                     (1,060)      (1,689)         (727)       (345)   13,337            -

  Interfund transfers                                          (7,230)     (40,234)      (19,563)    (16,243)        -            -
                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Net transfers                                            (8,290)     (41,923)      (20,290)    (16,588)   13,337            -
                                                     ---------------- ------------  ------------  ----------  --------  -----------

  Net depreciation (appreciation)
    in fair value of investments                              (25,492)       5,747         1,468      (4,737)        -      523,647

                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total deductions                                        (24,306)      (6,017)        4,687     (20,043)   13,337    2,314,884
                                                     ---------------- ------------  ------------  ----------  --------  -----------

Net increase (decrease) in net assets
  available for plan benefits for the year                    573,505      363,940       401,720      95,105   221,071    7,196,111

Net assets available for plan benefits at
  the beginning of the year                                   121,284      150,085        68,367           -         -    5,738,795

Net assets available for plan benefits at            ---------------- ------------  ------------  ----------  --------  -----------
  the end of the year                                        $694,789     $514,025      $470,087     $95,105  $221,071  $12,934,906
                                                     ================ ============  ============  ==========  ========  ===========


       The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1992

                                               H. J. Heinz Co.   GIC Group       Magellan    Retirement Gov't.    Retirement
                                                 Stock Fund      Trust Fund        Fund        Money Market       Growth Fund
                                                -------------    ----------     ---------    -----------------    -----------
Year Ended December 31, 1992

Additions:
  Investment income:
    Dividends                                        $73,275            $-       $62,641            $35,960          $37,265
    Interest                                               -        21,805             -                  -                -
                                                -------------    ----------     ---------    -----------------    -----------
      Total investment income                         73,275        21,805        62,641             35,960           37,265
                                                -------------    ----------     ---------    -----------------    -----------

  Participant contributions                          325,551             -       108,534            297,832           49,437

  Employer contributions, net of
    forfeitures applied                              743,342        (1,016)         (685)            20,679             (428)

  Net appreciation (depreciation)
    in fair value of investments                     405,840             -       (33,453)                 -          (17,669)
                                                -------------    ----------     ---------    -----------------    -----------
      Total additions                              1,548,008        20,789       137,037            354,471           68,605
                                                -------------    ----------     ---------    -----------------    -----------

Deductions:
  Withdrawals                                        159,945        26,880        65,491            155,284            8,994

  Interfund transfers                                (48,690)      111,249       (17,304)           (25,497)         (16,601)
                                                -------------    ----------     ---------    -----------------    -----------
      Total deductions                               111,255       138,129        48,187            129,787           (7,607)
                                                -------------    ----------     ---------    -----------------    -----------

Net increase (decrease) in net assets
  available for plan benefits for the year         1,436,753      (117,340)       88,850            224,684           76,212

Net assets available for plan benefits at
  the beginning of the year                        1,870,189       339,535       380,683            962,068          137,425

Net assets available for plan benefits at       -------------    ----------     ---------    -----------------    -----------
  the end of the year                             $3,306,942      $222,195      $469,533         $1,186,752         $213,637
                                                =============    ==========     =========    =================    ===========

                                               Equity-Income       Puritan     Intermediate
                                                   Fund             Fund        Bond Fund        Total
                                               -------------     ----------    ------------   -----------
Year Ended December 31, 1992

Additions:
  Investment income:
    Dividends                                         $4,414        $13,488          $4,599      $231,642
    Interest                                               -              -               -        21,805
                                               -------------     ----------    ------------   -----------
      Total investment income                          4,414         13,488           4,599       253,447
                                               -------------     ----------    ------------   -----------

  Participant contributions                           22,172         28,259          15,109       846,894

  Employer contributions, net of
    forfeitures applied                                  (54)           (27)           (266)      761,545

  Net appreciation (depreciation)
    in fair value of investments                      11,305          5,061          (1,084)      370,000
                                               -------------     ----------    ------------   -----------
      Total additions                                 37,837         46,781          18,358     2,231,886
                                               -------------     ----------    ------------   -----------

Deductions:
  Withdrawals                                         27,390          9,810           4,564       458,358

  Interfund transfers                                 (2,757)          (306)            (94)            -
                                               -------------     ----------    ------------   -----------
      Total deductions                                24,633          9,504           4,470       458,358
                                               -------------     ----------    ------------   -----------

Net increase (decrease) in net assets
  available for plan benefits for the year            13,204         37,277          13,888     1,773,528

Net assets available for plan benefits at
  the beginning of the year                          108,080        112,808          54,479     3,965,267

Net assets available for plan benefits at      -------------     ----------    ------------   -----------
  the end of the year                               $121,284       $150,085         $68,367    $5,738,795
                                               =============     ==========    ============   ===========

   The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                        Notes to Financial Statements


(1) Plan Description:

    The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the addition of an age-related company contribution account, which is explained in detail below.

       General

    The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of its affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

       Contributions

    Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contribution may not exceed 12% and 10%, respectively, of his earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of his earnings. A participant may make contributions, in whole percentages, of not less than 1% of his earnings.

    Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $8,994 and $8,728 in 1993 and 1992, respectively. This amount increases to $9,240 in 1994. A participant affected by these limitations will be given timely notification by the Committee.

    At the discretion of the Board of Directors, the Company or any participating affiliated company will contribute, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


      Contributions (continued)

   The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants.

   For the years ended December 31, 1993 and 1992, the matching contribution amounts were as follows:

    (a) All participating divisions or plants of divisions, with exception of (b) and (c), were 50 cents for each tax deferred dollar up to 5% of the participant's earnings.

    (b) Two participating plants were 50 cents for each tax deferred dollar up to 6% of the participant's earnings.

    (c) One participating plant was $1.00 for each tax deferred dollar up to 3% of the participant's earnings.

   Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee.
   The supplemental contribution is allocated to the supplemental contribution accounts of all participants on a pro-rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which they are approved by the Committee. The supplemental contributions were $731,773 for the year ended December 31, 1993 and $487,123 for the year ended December 31, 1992.

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of participating employees who direct the investment of such contributions into one or more of the investment funds stated in note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for his tax deferred contributions, after tax account, which will be maintained for his after tax contributions, and rollover account, which will be maintained for his rollover contributions, will be fully vested at all times.

   The value of the shares of Common Stock purchased or contributed by the Company allocated to a participant's matching account or supplemental account, which will be maintained for the Company's matching contributions and supplemental contributions, will be fully vested upon the occurrence of any of the following events: completion of 3 or 5 years of service with respect to matching contributions and supplemental contributions, respectively, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions upon the occurrence of any of the following events: completion of 5 years of service, attainment of age 65, disability, or death.

      Withdrawals

   A participant may elect to withdraw from his after tax or rollover account up to 100% of his account balance.

   A participant's tax deferred contributions will be available for withdrawal if:

     (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

     (b)   The participant has attained age 59 1/2.

   A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, shall receive a lump sum equal to the value of his account.

      Loans

   The granting of participant loans is prohibited by the Plan; however, the Plan accepted the existing participant loans from merged plans in 1993 (also see note 7). The interest rates for all outstanding loans for the year ended December 31, 1993 were between 6.10% and 11.50%.

   Payment of principal and interest is by payroll withholding, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax acount, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


       Termination

    In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Internal Revenue Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded.

       Administration Expenses

    All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees for the years ended December 31, 1993 and 1992 were paid by the Company.


(2) Summary of Significant Accounting Policies:

       Investment Valuation

    The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

    Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

    Guaranteed investment contracts are recorded at contract value which includes principal and accumulated interest, which approximates market value.

    Temporary investments in short-term investment funds are valued at cost which approximates market value.

       Other

    The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(3) Federal Income Taxes:

    The IRS has made a determination that the Plan is a qualified plan under
    Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

    The IRS will be requested to review the Plan amendments made since the determination letter was granted.

    Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

    Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) Investment Programs:

    Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 10%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows.

       The H. J. Heinz Company Stock Fund consists of common stock of the
       Company.

       The GIC Group Trust Fund invested the contributions of plan participants, prior to May, 1990, in guaranteed investment contracts which were issued by insurance companies that guaranteed payment of interest and principal. The GIC Group Trust is managed by Fidelity Management Trust Company and available to other employee benefit trusts. Interest rates were determined annually for contributions made during the year. The actual interest rate for any funds in the GIC Group Trust after the initial year will be a blended rate based on the respective rates of interest earned by prior contributions.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      Participant contributions to the GIC Group Trust Fund were discontinued in May, 1990. Balances in the GIC Group Trust Fund as of April 30, 1990 could remain in the Plan through the end of the contract period (March, 1993). Transfers out of this fund were permitted, with the restriction that transfers could not be made to the Retirement Government Money Market (known as the U. S. Government Reserve Fund prior to January 1, 1993) or Intermediate Bond Funds. This restriction was lifted March 4, 1993 when all affected participants were given written notice instructing them to transfer, before March 15, 1993, their account balance in the GIC Group Trust Fund to any other fund of the Plan; otherwise their account balance would be automatically transferred to the Retirement Government Money Market.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

      The assets of the Retirement Government Money Market Fund are invested in a money market fund. The assets consist of short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements secured by U. S. Government obligations.

      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      In addition, effective January 1, 1993, the Overseas Fund was made available in order to provide participants with greater investment possibility.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

    The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, and Overseas Funds are managed by Fidelity Management and Research Company.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN

                   Notes to Financial Statements (Continued)

(5) Investments:

    Investments at December 31, 1993 and 1992 were as follows:

                                                    December 31, 1993                 December 31, 1992
                                              ----------------------------      -----------------------------
                                              Shares or                         Shares or
                                                units           Fair Value        units            Fair Value
                                              ---------         ----------      ---------          ----------
H. J. Heinz Co. Stock Fund:
  H. J. Heinz Co. Common Stock                  109,483         $3,927,709          72,850         $3,214,502
  Bankers Trust Pyramid Directed
    Cash Fund                                    32,268             32,268          92,440             92,440
                                            -----------        -----------     -----------        -----------
                                                                 3,959,977                          3,306,942
                                                               -----------                        -----------

GIC Group Trust Fund:
  Fidelity GIC Group Trust                       -                  -              222,195            222,195
                                            -----------        -----------     -----------        -----------


Magellan Fund:
  Fidelity Magellan Fund                         17,607          1,247,481           7,282            458,807
  Bankers Trust Pyramid Directed
    Cash Fund                                    -                  -               10,726             10,726
                                            -----------        -----------     -----------        -----------
                                                                 1,247,481                            469,533
                                                               -----------                        -----------


Retirement Gov't. Money Market:
  Fidelity Retirement Gov't. Money Market     3,336,438          3,336,438       1,160,683          1,160,683
  Bankers Trust Pyramid Directed
    Cash Fund                                    -                  -               26,069             26,069
                                            -----------        -----------     -----------        -----------
                                                                 3,336,438                          1,186,752
                                                               -----------                        -----------

Retirement Growth Fund:
  Fidelity Retirement Growth Fund                28,035            508,557          12,721            209,131
  Bankers Trust Pyramid Directed
    Cash Fund                                        10                 10           4,506              4,506
                                            -----------        -----------     -----------        -----------
                                                                   508,567                            213,637
                                                               -----------                        -----------


Equity-Income Fund:
  Fidelity Equity-Income Fund                    10,855            367,339           4,113            119,332
  Bankers Trust Pyramid Directed
    Cash Fund                                    -                  -                1,952              1,952
                                            -----------        -----------     -----------        -----------
                                                                   367,339                            121,284
                                                               -----------                        -----------


Puritan Fund:
  Fidelity Puritan Fund                          30,913            486,867           9,999            147,390
  Bankers Trust Pyramid Directed
    Cash Fund                                    -                  -                2,695              2,695
                                            -----------        -----------     -----------        -----------
                                                                   486,867                            150,085
                                                               -----------                        -----------
Intermediate Bond Fund:
  Fidelity Intermediate Bond Fund                25,790            278,013           6,431             66,947
  Bankers Trust Pyramid Directed
    Cash Fund                                    -                  -                1,420              1,420
                                            -----------        -----------     -----------        -----------
                                                                   278,013                             68,367
                                                               -----------                        -----------
Overseas Fund:
  Fidelity Overseas Fund                          2,693             73,872          -                  -
  Bankers Trust Pyramid Directed
    Cash Fund                                        58                 58          -                  -
                                            -----------        -----------     -----------        -----------
                                                                    73,930                             -
                                                               -----------                        -----------
Participants' Loans                               _                221,071          _                  -
                                            -----------        -----------   -------------        -----------
                                                               $10,479,683                         $5,738,795
                                                               ===========                        ===========

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)



(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $90,581 for the year ended December 31, 1993 and $132,493 for the year ended December 31, 1992.


(7) Mergers:

    On April 14, 1993, the Board approved the merger of certain assets of the Portion Pac, Inc. Thrift Savings (401-(k)) Plan ("PPI Plan") into the
    Plan and certain participants of the PPI Plan became eligible for membership in the Plan effective June 1, 1993. The transfer of PPI Plan assets occurred on August 5, 1993. The total assets transferred from the PPI Plan to the Plan was $2,268,301 of which $131,699 represented PPI Plan participant loan balances.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(7) Mergers (continued):

    On July 1, 1993, the Company purchased the Clorox Company's Food Service Products Division. Certain participants in the Clorox Company Tax Reduction Investment Plan ("TRIP") that worked for the Clorox Company's Food Service Products Division ("Affected Participants") became eligible for membership in the Plan effective November 1, 1993. Affected Participants' TRIP loan balances of $102,709 were merged into the Plan effective December 1, 1993. However all other TRIP assets related to Affected Participants were not transferred to the Plan until February 28, 1994. The Plan has recorded a transfer receivable of $1,899,332.


(8) Reconciliation of Financial Statements to Form 5500:

    In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", as of May 1, 1993 ("Guide"), the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. Payments due to participants as of December 31, 1993 and 1992 were $21,978 and $4,847, respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                       H. J. HEINZ COMPANY SAVER PLAN

                       EIN:  25 - 0542520    Plan 011
         Item 27a - Schedule of Assets Held for Investment Purposes
                           as of December 31, 1993

                                            (c) Description of investment including
     (b) Identity of issue, borrower,     maturity date, rate of interest, collateral,
(a)      lessor, or similar party                  par or maturity value                        (d) Cost        (e) Current Value
- - ---  --------------------------------     --------------------------------------------       ---------------    -----------------
 *   H. J. Heinz Company                  H. J. Heinz Co. Common Stock Fund
                                          $ .25 par value/share;   109,483 shares               $ 3,941,388           $3,927,709

     Fidelity Management &                Retirement Government Money Market
     Research Group                       3,336,438 shares                                        3,336,438            3,336,438

     Fidelity Management &                Intermediate Bond Fund
     Research Group                       25,790 shares                                             278,807              278,013

     Fidelity Management &                Puritan Fund
     Research Group                       30,913 shares                                             485,830              486,867

     Fidelity Management &                Equity-Income Fund
     Research Group                       10,855 shares                                             332,440              367,339

     Fidelity Management &                Magellan Fund
     Research Group                       17,607 shares                                           1,198,016            1,247,481

     Fidelity Management &                Retirement Growth Fund
     Research Group                       28,035 shares                                             489,006              508,557

     Fidelity Management &                Overseas Fund
     Research Group                       2,693 shares                                               69,135               73,872

 *   H.J. Heinz Company                   Participants' Loans                                       221,071              221,071

     Bankers Trust                        Bankers Trust Pyramid Directed Cash Fund
                                          $32,336 face value                                         32,336               32,336
                                                                                             ---------------    -----------------
                                                                                                $10,384,467          $10,479,683
                                                                                             ===============    =================

                       H. J. HEINZ COMPANY SAVER PLAN

                        EIN:  25-0542520    Plan 011
               Item 27d - Schedule of Reportable Transactions*
                    For the year ended December 31, 1993

 Identity of Party                    Description                       Purchase             Selling
      Involved                          of Asset                          Price               Price
- - ---------------------        -------------------------------       -------------------   ---------------

Bankers Trust Company        H. J. Heinz Company Common Stock             $570,490                   $-
                                                                      (4 purchases)

Bankers Trust Company        H. J. Heinz Company Common Stock                                   838,520
                                                                                             (4 sales)

Fidelity Management &        Magellan Fund                                  620,645                   -
Research Group                                                        (8 purchases)

Fidelity Management &        Magellan Fund                                                      129,348
Research Group                                                                               (3 sales)

Bankers Trust Company        BT Pyramid Directed Cash Fund                1,987,683                   -
                                                                     (25 purchases)

Bankers Trust Company        BT Pyramid Directed Cash Fund                                    1,960,023
                                                                                            (21 sales)

                                Expense                          Current Value         Net
 Identity of Party           incurred with       Cost of          of Asset on         Gain
      Involved                Transaction         Asset         Transaction Date     (Loss)
- - ---------------------        -------------    --------------    ----------------   -----------

Bankers Trust Company                   $-       $570,490           $570,490              $-


Bankers Trust Company                    -        890,936            838,520         (52,416)


Fidelity Management &                    -        620,645            620,645               -
Research Group

Fidelity Management &                    -        112,339            129,348          17,009
Research Group

Bankers Trust Company                    -      1,987,683          1,987,683               -


Bankers Trust Company                    -      1,960,023          1,960,023               -



*Determined at December 31, 1992.

                                EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand dated June 28, 1994 is filed herein.